SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER
175,000


8. SHARED VOTING POWER
4,300


9. SOLE DISPOSITIVE POWER

305,300________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

305,300

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.04%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



This statement constitutes Amendment No.2 to the Schedule 13D filed on May 12, 2003. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:
The filing person has submitted the attached letter to the Board of Directors. (see exhibit 1).


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1: Letter to Board of Directors

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/19/04
By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

Exhibit 1.
 Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY
                              10570
    (914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

                                   July 12, 2004

The Board of Directors
The Southern Africa Fund, Inc.
1055 Washington Blvd, Third Floor
Stamford, Connecticut 06901

Ladies and Gentlemen:

On Aug 11, 2003 The Southern Africa Fund (the "Fund") made the following announcement:
     The Southern Africa Fund, Inc. announced today that that its Board of Directors believes, as a matter of policy, that it is not in the best interests of the Fund for its shares to regularly trade at a discount to net asset value of more than 5%, and that the Board intends to take appropriate action in light of this belief. Accordingly, the Board has revised the Fund's previously announced stock repurchase policy. The revised policy provides that in the event the Fund's shares have traded on the principal securities exchange where they are listed at an average discount to their net asset value of more than 5.0% in a semi-annual period, the Fund will initiate a tender offer to purchase, at a price equal to their net asset value, 10% of the shares outstanding at the end of the semi-annual period. In addition, if the Fund's shares have consistently traded at a discount of greater than 5% for two consecutive semi-annual periods, the Board will recommend liquidation of the Fund to stockholders. The average discount in a semi-annual period will be determined on the basis of the average closing market prices per share and discounts as of the last trading day in each week during the period. "Semi-annual period" for purposes of this policy means each six month period ending May 31 or November 30. The first semi-annual period to which the policy applies commences on December 1, 2003. The Fund also announced that this policy will not be amended without the approval of the Fund's stockholders.
The Fund's average discount for the six month period ending May 31, 2004 was well in excess of 5%. Furthermore, it appears likely that the average discount for the period ending November 30, 2004 will also exceed 5%. We are concerned that the Fund has made no announcement concerning a tender offer or a proposed liquidation of the Fund. We are anxiously awaiting such an announcement.

                              Very truly yours,


                              Phillip Goldstein
                              President
                              Kimball & Winthrop, Inc.
                              General Partner